September 11, 2024

VIA EDGAR

Ms. Kellie Kim
Ms. Shannon Menjivar
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:
Alexander & Baldwin, Inc.
Form 10-K for the year ended December 31, 2023
Filed February 29, 2024
Form 8-K Filed July 25, 2024
File No. 001-35492

Dear Ms. Kim and Ms. Menjivar:

Reference is made to a letter dated August 29, 2024 (the “Comment Letter”) to Mr. Clayton Chun, Chief Financial Officer of Alexander & Baldwin, Inc. (the “Company” or “A&B”), setting forth a comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on a Form 8-K filed by the Company on July 25, 2024.

This letter sets forth the Company’s response to the Staff’s comment. For your convenience, the Staff’s comment has been restated below in its entirety, with the Company’s response immediately following the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Company’s 2023 Annual Report on Form 10-K.

Form 8-K filed on July 25, 2024

Exhibit 99.1, page 3

1. We note you have provided several forward-looking non-GAAP measures, but have not provided quantitative reconciliations to the most directly comparable GAAP financial measures. Please revise your presentation in future filings to provide the required reconciliations, or, if relying on the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K, provide the reason such reconciliation has not been provided, the information that is not available, and the significance of that information. Refer to Question 102.10(b) of the non-GAAP C&DIs.

U.S. Securities and Exchange Commission
September 11, 2024

Company Response
We respectfully acknowledge the Staff’s comment and advise the Staff that in future earnings releases furnished to the Commission, beginning with our Quarterly Earnings Press Release for the quarter ending September 30, 2024, we will provide a quantitative reconciliation of both the forward-looking range of Funds From Operations (“FFO”) per diluted share and the forward-looking range of Adjusted FFO per diluted share to Net Income (Loss) available to A&B common shareholders per diluted share, the most directly comparable GAAP measure, similar to the following disclosure presented for illustrative purposes:

Reconciliations of Net Income available to A&B common shareholders to FFO and Adjusted FFO	Six Months Ended	Full-Year 2024 Estimate[1]
	June 30, 2024	Low	High
Net Income (Loss) available to A&B common shareholders per diluted share	$0.40	$0.64	$0.73
Depreciation and amortization of commercial real estate properties	0.25	0.49	0.49
(Income) loss from discontinued operations, net of income taxes	0.04	0.04	0.04
FFO per diluted share	$0.69	$1.17	$1.26
Add (deduct) Adjusted FFO defined adjustments
Amortization of share-based compensation	0.03	0.07	0.07
Maintenance capital expenditures	(0.07)	(0.17)	(0.15)
Legacy joint venture (income)/loss	(0.02)	(0.02)	(0.03)
Leasing commissions paid	(0.01)	(0.02)	(0.02)
Straight-line lease revenue	(0.02)	(0.03)	(0.04)
Amortization of net debt premiums or discounts and deferred financing costs	0.01	0.02	0.02
Other[2]	(0.03)	(0.03)	(0.03)
Adjusted FFO per diluted share	$0.58	$0.99	$1.08

FFO per diluted share related to Land Operations[3]	$0.11	$0.13	$0.18
FFO per share related to CRE and Corporate	0.58	1.04	1.08
FFO per diluted share	$0.69	$1.17	$1.26

[1] The full-year 2024 estimate reflects guidance as of the date of this earnings release and assumes that diluted shares equal the latest year-to-date ending amount.
[2] Other adjustments in the Adjusted FFO reconciliation include non-recurring and other items that are not forecasted for guidance purposes such as, but not limited to, gains or losses related to the sale of legacy businesses, non-cash changes to liabilities related to legacy operations, fair value adjustments related to interest rate swaps and non-recurring financing charges. Actual results are included in the full-year estimate once recorded.

3 FFO per diluted share related to Land Operations is equal to Land Operations operating profit (loss) divided by diluted shares, as there are no reconciling items between Land Operations operating profit (loss) and FFO for the Land Operations segment.

We respectfully advise the Staff that we are relying on the exception in Item 10(e)(1)(i)(B) of Regulation S-K and do not believe we can provide reconciliations to the most directly comparable GAAP measures for our forward-looking CRE Same-Store NOI growth % and CRE Same-Store NOI growth %, excluding collections of prior year reserves without unreasonable effort. This is due to the unavailability of, and the inherent difficulty in forecasting and quantifying with reasonable accuracy, certain items required to calculate the reconciliations on a forward-looking basis. The forward-looking CRE Same-Store NOI growth % forecasted amounts include only activity from properties owned for comparable periods. Additional components of the CRE Same-Store NOI growth % forecasted amounts that may not be within our control, may vary between periods, and cannot be reasonably predicted include, but are not limited to: (i) occupancy changes; (ii) terms for new and renewal leases; (iii) collections from tenants and (iv) other nonrecurring/unplanned income or expense items. These unavailable components of the reconciliation calculations could significantly impact our future financial results. We believe presenting such reconciliations would be unhelpful to investors and could imply a degree of precision and certainty regarding measures that are inherently difficult to forecast and could be misleading to investors. In future earnings releases furnished to the Commission, beginning with our Quarterly Earnings Press Release for the quarter ending September 30, 2024, we will include disclosure regarding our reliance on the exception in Item 10(e)(1)(i)(B) similar to the following, presented for illustrative purposes:

U.S. Securities and Exchange Commission
September 11, 2024

This guidance includes certain forward-looking information, including CRE Same-Store NOI growth % and CRE Same-Store NOI growth %, excluding collections of prior year reserves, that is not presented in accordance with GAAP. In reliance on the exception in Item 10(e)(1)(i)(B) of Regulation S-K, we do not provide a quantitative reconciliation of such forward-looking CRE Same-Store NOI growth % amounts to the most directly comparable GAAP financial measure. These forward-looking same-store calculations include only activity from properties owned for comparable periods. We are unable, without unreasonable effort, to provide a meaningful or reasonably accurate calculation or estimation of certain reconciling items, including but not limited to, (i) occupancy changes; (ii) terms for new and renewal leases; (iii) collections from tenants; and (iv) other nonrecurring/unplanned income or expense items. These items are inherently uncertain and depend on various factors, many of which are beyond our control, and the unavailable components could have a significant impact on our future financial results.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (808) 525-6606.

Sincerely,

/s/ Clayton K.Y. Chun

Clayton K.Y. Chun
Executive Vice President, Chief Financial Officer and Treasurer

cc: Douglas Pasquale (Chair, Audit Committee)